FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For period ending October 1, 2008

GlaxoSmithKline plc
(Name of registrant)

980 Great West Road, Brentford, Middlesex, TW8 9GS
(Address of principal executive offices)

Indicate by check mark whether the registrant files or
will file annual reports under cover Form 20-F or Form 40-F

Form 20-F x Form 40-F

 --

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.

Yes No x
  --

Notification of Transactions of Directors, Persons Discharging Managerial Responsibility or Connected Persons

I give below details of changes in the directors' interests in the Ordinary shares and American Depository Shares (ADSs) of GlaxoSmithKline plc.

On 30 September 2008, the Company’s Non-Executive Directors were provisionally allocated the following awards over Ordinary shares at a price of £12.07 per share and ADSs at a price of $43.49 per ADS under the share allocation arrangements for Non-Executive Directors for the period of service from 1 July 2008 to 30 September 2008:

Non Executive Director	Ordinary Shares	American Depository Shares (ADSs )
Sir Christopher Gent	2,796.19
Prof. Sir Roy Anderson	543.70
Dr Stephanie Burns		601.11
Mr Lawrence Culp		1,202.22
Sir Crispin Davis	1,553.44
Sir Deryck Maughan		1,202.22
Dr Daniel Podolsky		772.86
Sir Ian Prosser	1,087.41
Dr Ronaldo Schmitz	621.38
Mr Tom de Swaan	543.70
Sir Robert Wilson	491.92

The Company and the Non-Executive Directors were informed of these allocations on 1 October 200 8.

This notification relates to transactions notified in accordance with Disclosure and Transparency Rule 3.1.4R(1)(a).

S M Bicknell

Company Secretary

1 October 200 8

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

GlaxoSmithKline plc
(Registrant)

Date:  October 1, 2008

By: VICTORIA WHYTE

------------------

Victoria Whyte
Authorised Signatory for and on
behalf of GlaxoSmithKline plc